

August 21, 2013

<u>Via E-mail</u>
Steven L. Sample
Chief Executive Officer
Acacia Diversified Holdings, Inc.
3515 East Silver Springs Blvd. #243
Ocala, FL 34470

> **Re:** **Acacia Diversified Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 28, 2013**
> **File No. 001-14088**

Dear Mr. Sample:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 15. Exhibits, Financial Statement Schedule and Reports on Form 8-K, page 26

1. We note that you have only filed certifications of your chief executive officer and chief financial officer as exhibits to your Form 10-K. Please file or incorporate by reference your articles of incorporation, bylaws, material contracts, if any, and list of your subsidiaries as exhibits to your filing. Refer to Item 15 of Form 10-K and Item 601 of Regulation S-K.

2. In future filings, please revise the section heading and disclosure to remove the references to Form 8-K as you have not included any related disclosure.

Signatures, page 27

3. In future filings, please revise the second signature block to have your principal executive officer, principal financial officer and principal accounting officer or controller sign the

Form 10-K in their individual capacities. Refer to General Instruction D to Signatures to Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3642 with any questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
        Adam S. Tracy, Esq.